July 25, 2016
Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
William Mastrianna
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Mobad Service Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2016
File No. 333-211958

Dear Mr. Spirgel,

The following are the registrant's responses to your comment of July 25, 2016.

There was a typing error regarding the maximum number of shares of the selling shareholders stock to be sold and the aggregate amount of shares to be issued and outstanding after the offering.  This error has been corrected.  (See page 28).

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare
President